January 24, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Daniel Gordon - Branch Chief

Dear Mr. Gordon:

Re:	Chineseworldnet.com Inc. Form 20-F for the year ended December 31, 2005 Filed July 17, 2006 File No. 000-33051

ChineseWorldNet.com Inc. (the “Issuer” or the “Company”) is this day responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated January 5, 2007 to Amendment No. 1 of the above referenced Annual Report on Form 20-F for the year ended December 31, 2005 (“Form 20-F”).

For your convenience, we have repeated each comment immediately prior to our response below.

COMMISSION LETTER DATED JANUARY 5, 2007

Form 20-F for the year ended December 31, 2005

General

1.	In your next response please provide us with the acknowledgements that are requested at the end of our letter.

Please find enclosed with this response letter the requested acknowledgements in a letter from the Company to the Commission.

Note 4 - Investment in Technology City Holdings Limited, page F-15

2.
We have read and reviewed your response to comment 13. Please tell us the business purpose of the transaction with Technology City Holdings Ltd and identify the party that received the shares and their relation to your company. It appears that you have issued 200,000 shares for approximately $69,000 and therefore this would be reflected as a financing activity within your statement of cash flows. Also, tell us the fair value of your common shares at the time of the transaction and how the fair value was determined.

The transaction with Technology City Holdings Ltd. (“TCHL”) was an acquisition made to fulfill two business purposes. First, the transaction was to facilitate the Company’s expansion into the markets of Hong Kong and China, as per the Company’s business model. The acquisition of a company based in Hong Kong was required for this expansion, since the Company’s operations were primarily located in Vancouver, Canada. Second, TCHL provided multi-media, Internet-based financial information of securities listed on the GEM board of the Hong Kong Stock Exchange (the second tier board). Data and hardware are the primary resources to the Company’s portal business, and the acquisition of TCHL’s assets was determined by management to be beneficial both in terms of add-on value to the Company’s business model and for its future business development. The data from TCHL was to provide content on Hong Kong listed securities to the Company’s website.

The party that received the shares of the Company was already a shareholder of the Company at the time of the referenced transaction with TCHL. Pursuant to the exchange agreement between the Company and Marrick Investments Limited (“Marrick”), Marrick nominated its sister company, Datacom Venture Limited (“Datacom”), to hold the shares. Datacom is one of the Company’s existing shareholders. Prior to the transaction with TCHL, Datacom owned 5% of the Company’s common shares then outstanding. After the transaction, Datacom owned 7.32% of the Company’s common shares then outstanding. There is no other relationship between Datacom and the Company. Both Marrick and Datacom are entirely owned by IT Star Ltd. None of the shareholders, officers or directors of IT Star Ltd. are affiliates of the Company.

The fair value of the common shares issued in the TCHL transaction was determined based on the value of the listed assets and cash at the time of the acquisition was conducted, as specified in the exchange agreement. With respect to the value of the Company’s shares, the price of the Company’s financing prior to the transaction with TCHL was used as a benchmark to determine fair value. In 2000, the Company issued shares pursuant to a financing for $0.40 per share, and that is the price per share that the transaction with TCHL was conducted at. In 2004, subsequent to the transaction with TCHL, the Company issued a 3 year debenture at 3% convertible at $0.60 per share.

Very truly yours,
BAKER & McKENZIE LLP

Omer Ozden

cc:  Jessica Barberich